SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                            Paradigm Geophysical Ltd.
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                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.5 per share
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                         (Title of Class of Securities)

                                    69900J104
         -------------------------------------------------------------
                                 (CUSIP Number)

                                 Thierry Le Roux
                        Compagnie Generale de Geophysique
                               1, rue Leon Migaux
                            91341 Massy Cedex, France
                             Tel: (33) 1 64-47-30-00
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  With copy to:

                               Michael A. Schwartz
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                              Tel : (212) 728-8000

                                  May 21, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 1 amends the Schedule 13D filed by Compagnie Generale de Geophysique, a company incorporated under the laws of the Republic of France ("CGG"), on October 16, 2000 (the "Original Schedule 13D") relating to the Ordinary Shares, par value NIS 0.5 per share (the "Ordinary Shares"), of Paradigm Geophysical Ltd. (the "Company" or the "Issuer"). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.

     The Original Schedule 13D is hereby amended as provided below:

Item 2. Identity and Background
------- -----------------------

     Item 2 of the Original Schedule 13D is hereby amended by replacing Schedule A to the Original Schedule 13D with Schedule A hereto, which is incorporated herein by reference.

Item 4. Purpose of the Transaction
------- --------------------------

     Reference is hereby made to Item 6 below.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer
        ------------------------------------------------------

     Item 6 of the Original Schedule 13D is hereby amended by adding the following thereto:

     On May 21, 2002, the Issuer, Talamantes B.V. (a company formed under the laws of The Netherlands) ("Talamantes") and FP Acquisition Ltd. (an Israeli company and wholly-owned subsidiary of Talamantes) ("Merger Sub") entered into an Agreement of Merger (the "Merger Agreement") providing for the merger of Merger Sub with and into the Issuer (the "Merger"). Pursuant to the Merger, all outstanding Ordinary Shares will be converted into the right to receive $5.15 in cash, without interest thereon, as set forth in the Merger Agreement.

     In consideration of the execution of the Merger Agreement by the Issuer, CGG entered into a Voting Agreement, dated as of May 21, 2002, between Talamantes and CGG (the "Voting Agreement"), the principal terms of which are set forth below. The following description of the Voting Agreement is a summary only and is qualified in its entirety by reference to the Voting Agreement, a copy of which is being filed as Exhibit 99.3 hereto.

     Voting of Shares. CGG has agreed, at every meeting of the shareholders of the Issuer, and at every postponement or adjournment thereof, to cause all Ordinary Shares Beneficially Owned (as defined in the Voting Agreement) by it (the "Subject Shares") to be voted (i) in favor of the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement and
(ii) against (A) any proposal made in opposition to or in competition with the Merger, (B) any Takeover Proposal (as defined in the Merger Agreement) and (C) any change in the management or board of directors of the Issuer (other than in connection with the Merger). "Takeover Proposal" is defined in the Merger Agreement to mean any inquiry, offer or the making of any proposal for (or which may reasonably be expected to lead to) any acquisition or purchase of a substantial amount of assets of, or more than a fifteen percent (15%) equity interest in, the Issuer or any of its subsidiaries or any merger, consolidation, amalgamation, arrangement, business combination, sale of all or a significant portion of assets, sale of securities, recapitalization, tender or exchange offer for securities of, liquidation, dissolution, winding up, extraordinary dividend or distribution, significant share repurchase or other similar transaction involving the Issuer or any of its subsidiaries (other than the Merger) or any other material corporate transaction the consummation of which would, or could reasonably be expected to, impair, impede, frustrate, interfere with, prevent or delay the Merger.

     Irrevocable Proxy. CGG has agreed to grant to representatives of Talamantes an irrevocable proxy to permit such representatives to vote the Subject Shares in the manner described in the foregoing paragraph and in favor of any proposed postponements or adjournments of any annual or special meeting of the shareholders of the Issuer held in connection therewith.

     No Transfer of Shares or Voting Rights. CGG has agreed that it shall not, without the prior written consent of Talamantes, (i) sell, assign, transfer, or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, or other disposition of, Beneficial Ownership (as defined in the Voting Agreement) of any Subject Shares or (ii) except to the extent necessary to vote the Subject Shares as set forth above, deposit (or permit the deposit of) any Subject Shares in a voting trust or grant any proxy or enter into any voting trust or other agreement or arrangement with respect to the voting of any Subject Shares.

     No Solicitation. CGG has agreed that it shall not, nor shall it permit any of its subsidiaries or affiliates to, nor shall it or any of its subsidiaries or affiliates authorize any director, officer, employee or agent of CGG or any of its subsidiaries or affiliates or, whether on CGG's or any of its subsidiaries' or affiliates' behalf or for the benefit of any of the foregoing, any investment banker, attorney, accountant or other advisor or representative of CGG or any of its subsidiaries or affiliates to, directly or indirectly: (i) solicit, initiate, negotiate or encourage, or take any other action to facilitate the making of any proposal for (or which may reasonably be expected to lead to) any Takeover Proposal or (ii) propose, continue, enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to another person any confidential information with respect to the Issuer's or any of its subsidiaries' business, properties or assets in connection with or relating to any of the foregoing, or where it is likely to lead to any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, an effort or attempt by any person (other than Talamantes and its affiliates) to do or seek any of the foregoing.

     Termination. The Voting Agreement and the irrevocable proxy granted thereunder shall terminate and shall have no further force or effect as of the earlier to occur of (i) such date and time as the Merger Agreement shall have been terminated in accordance with its terms, (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (iii) such date and time as the Merger Agreement shall have been amended by the parties thereto in accordance with its terms in a manner adverse to CGG in any material respect (it being agreed that any amendment to the Merger Agreement (A) reducing the per share consideration to be paid in the Merger or (B) changing the type of consideration constituting the per share consideration to be paid in the Merger, shall be deemed to be materially adverse to CGG for purposes of termination), and (iv) a material breach of the Voting Agreement by Talamantes which is not cured by Talamantes promptly after receipt of written notice of such material breach from CGG. In addition, the Voting Agreement shall automatically terminate if the Merger Agreement has not been terminated in accordance with its terms, or the Merger has not become effective, on or before September 30, 2002.

Item 7. Materials to be Filed as Exhibits
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     Exhibit 99.3--Voting Agreement, dated as of May 21, 2002, by and between
CGG and Talamantes.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 24, 2002




                                          Compagnie Generale de Geophysique

                                          By:  /s/ Robert Brunck
                                               ---------------------------------
                                               Name:   Robert Brunck
                                               Title:  Chief Executive Officer

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                        COMPAGNIE GENERALE DE GEOPHYSIQUE

The following table sets forth certain information required by Item 2 with respect to each of CGG's directors and executive officers. Except as set forth below, the business address for each such director and executive officer is c/o Compagnie Generale de Geophysique, 1, rue Leon Migaux, 91302 Massy Cedex, France, and except as set forth below, each such director and officer is a citizen of the Republic of France.

                      Business Address       Citizenship         Principal
      Name and        (if other than as   (if other than as      Occupation
    Office Held       set forth above)    set forth above)      or Employment
    -----------       ----------------    ----------------      -------------

Robert Brunck                                                Chairman and Chief
Chairman of the                                              Executive Officer
Board and Chief                                              of CGG
Executive Officer

Gerard Chambovet                                             Senior Executive
Senior Executive                                             Vice President,
Vice President,                                              Services of CGG
Services

Thierry Le Roux                                              Senior Executive
Senior Executive                                             Vice President,
Vice President,                                              Products of CGG
Products

Michel Ponthus                                               Senior Executive
Senior Executive                                             Vice President,
Vice President,                                              Human Resources
Human Resources and                                          and Finance and
Finance and Group                                            Group Chief
Chief Financial                                              Financial Officer
Officer                                                      of CGG

Christophe
Pettenati-Auziere
Senior Executive                                             Senior Executive
Vice President,                                              Vice President,
Strategy, Corporate                                          Strategy,
Planning and Control                                         Corporate Planning
                                                             and Control of CGG

                      Business Address       Citizenship         Principal
      Name and        (if other than as   (if other than as      Occupation
    Office Held       set forth above)    set forth above)      or Employment
    -----------       ----------------    ----------------      -------------

Guillaume Cambois                                            Executive Vice
Executive Vice                                               President, Data
President, Data                                              Processing and
Processing and                                               Reservoir SBU of
Reservoir SBU                                                CGG

Dominique Robert                                             Executive Vice
Executive Vice                                               President, Land
President, Land SBU                                          SBU of CGG

Gerald Harrison                              British         Executive Vice
Executive Vice                                               President,
President, Offshore                                          Offshore SBU of CGG
SBU

Jonathan Miller                              American        Executive Vice
Executive Vice                                               President,
President, Americas                                          Americas of CGG

Pascal Rouiller                                              Chief Operating
Chief Operating                                              Officer of CGG's
Officer, Sercel                                              Sercel Group
Group

Didier Treussier                                             Vice President,
Vice President,                                              Services, Human
Services, Human                                              Resources of CGG
Resources

Annick Laroche                                               Vice President;
Vice President;                                              Secretary of
Secretary of                                                 Management
Management Committee                                         Committee of CGG

Robert Castaigne                                             Chief Financial
Director                                                     Officer of
                                                             TotalFina Elf S.A.

Jean Dunand                                                  Retired
Director

                      Business Address       Citizenship         Principal
      Name and        (if other than as   (if other than as      Occupation
    Office Held       set forth above)    set forth above)      or Employment
    -----------       ----------------    ----------------      -------------

Claude Mandil                                                President of the
Director                                                     Institut Francais
                                                             du Petrole, an
                                                             agency of the
                                                             French Government

Yves Lesage                                                  Honorary Chairman
Director                                                     of CGG, Retired

John MacWilliams                             American        Partner, The
Director                                                     Beacon Group

Christian Marbach                                            Retired
Director

Daniel Valot                                                 President of
Director                                                     Technip-Coflexip SA

Gerard Fries                                                 Chief Operating
Director                                                     Officer of the
                                                             Institut Francais
                                                             du Petrole, an
                                                             agency of the
                                                             French Government

Robert Semmens                               American        Independant
Director                                                     Consultant

                                  EXHIBIT INDEX

Exhibit 99.3--Voting Agreement, dated as of May 21, 2002, by and between
              Compagnie Generale de Geophysique and Talamantes B.V.